RMS

SI

18000138

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 1 [stamp] Washington DC 406

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SEC FILE NUMBER
8-35875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS (City) NEW JERSEY (State) 07922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUANE CONNELL 908-673-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

23 CHRISTOPHER WAY (Address) EATONTOWN (City) NEW JERSEY (State) 07724 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH

I, Duane Connell, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Connell Securities LLC, as of December 31, 2017, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Diane Martin 2/7/18

DIANE MARTIN
NOTARY PUBLIC OF NEW JERSEY
REGISTERED IN UNION COUNTY
My Commission Expires July 15, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Connell Securities LLC

Year Ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

CONNELL SECURITIES LLC

Financial Statements

Year Ended December 31, 2017

Contents

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
of Connell Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Connell Securities LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Connell Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Connell Securities LLC's management. Our responsibility is to express an opinion on Connell Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Connell Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Connell Securities LLC's financial statements. The supplemental information is the responsibility of Connell Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Connell Securities LLC's auditor since 2014.

CohnReznick LLP

Eatontown, New Jersey
February 7, 2018

CONNELL SECURITIES LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	755,121
Prepaid expenses		2,347
	$	757,468

Liabilities and Member's Equity

Due to Member	$	63,694
Accounts payable and accrued expenses		20,120
Total liabilities		83,814
Member's equity		673,654
	$	757,468

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Operations
For the Year Ended December 31, 2017

Fee income	$	80,000
Operating expenses		282,538
Net loss	$	(202,538)

See accompanying notes.

CONNELL SECURITIES LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

Balance, January 1, 2017	$	226,192
Capital contributions from Member		650,000
Net loss		(202,538)
Balance, December 31, 2017	$	673,654

See accompanying notes.

CONNELL SECURITIES LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(202,538)
Adjustments to reconcile net loss to net cash used in operating activites:		
Decrease in prepaid expenses		1,820
Decrease in due to Member		(58,042)
Increase in accounts payable and accrued expenses		6,120
Net cash used in operating activities		(252,640)
Cash flows from financing activities:		
Capital contributions from Member		650,000
Net increase in cash		397,360
Cash, beginning of year		357,761
Cash, end of year	$	755,121
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes.

CONNELL SECURITIES LLC

Notes to Financial Statements

December 31, 2017

1. Organization and Operations

Connell Securities LLC (the Company) is organized as a limited liability company. The Company's business activities consist of private placements of securities and rendering corporate financial advice. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the New Jersey Bureau of Securities (NJBS) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on the accrual basis, in accordance with accounting principles generally accepted in the United States.

Cash

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses on such accounts.

Revenue Recognition

Fee income is recognized at the time the financing transaction is completed and the income is determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax purposes. The financial statements do not include a provision for income taxes as the Company's earnings and losses are included in the Member's income tax returns and are taxed based on the Member's effective tax rate.

3. Related Party Transactions

For the year ended December 31, 2017, the Company earned a fee for services provided to its Member in the amount of $80,000. This fee was earned for service rendered in connection with the refinancing of an existing loan for non-recourse debt financing for an affiliate.

The Company does not have any employees. The Member provides these services and bills the Company for the related employee cost based on the hours worked. In addition, the Member pays certain of the Company's operating expenses and is then reimbursed by the Company. These costs are charged to the Company in accordance with guidance on the recording of expenses and liabilities of broker/dealers issued by the SEC. The total of these employee costs and operating expenses amounted to $256,707 for the year ended December 31, 2017, of which $63,694 has not yet been reimbursed and is due to the Member at December 31, 2017.

4. Net Capital Requirements

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2017, the Company's net capital of $671,307 exceeded the SEC required net capital by $665,719.

5. Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic Accounting Standards Codification (Topic 606).

5. Accounting Pronouncements (Continued)

The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not permitted. Once adopted, management does not believe this standard will have a material impact on the financial statements.

6. Subsequent Events

The Company has evaluated subsequent events through February 7, 2018, the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CONNELL SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Net Capital:

Total Member's equity	$	673,654
Total capital		673,654
Deduction:		
Nonallowable assets		2,347
Net capital	$	671,307
Aggregate Indebtedness (A.I.)	$	83,814

Computation of Basic Net Capital Requirement:

(1) Minimum net capital required (6-2/3% of total A.I.)	$	5,588
(2) Minimum dollar net capital requirement of broker/dealer	$	5,000
Net capital requirement (greater of (1) or (2))	$	5,588
Excess net capital	$	665,719
Percentage of A.I. to net capital		12%

There are no material differences between the audited computation above and the computation of net capital included in the unaudited FOCUS as filed on January 25, 2018.

CONNELL SECURITIES LLC

Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

CONNELL SECURITIES LLC
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member of Connell Securities LLC

We have reviewed management's statements, included in the accompanying Connell Securities LLC's Exemption Report, in which (1) Connell Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Connell Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) "exemption provisions" and (2) Connell Securities LLC stated that Connell Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Connell Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Connell Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Eatontown, New Jersey
February 7, 2018

CONNELL SECURITIES LLC

FAX (908) 673-3800

TELEPHONE

200 CONNELL DRIVE BERKELEY HEIGHTS, NJ 07922 U.S.A. NEW JERSEY (908) 673-3700

Connell Securities LLC's Exemption Report

Connell Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Connell Securities LLC

I, Duane Connell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President
February 7, 2018